 Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT Auditor’s Report ON AUDIT OF QUARTERLY AND ANNUAL CONSOLIDATED FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying statement of Consolidated Financial Results of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) for the quarter and year ended March 31, 2026 (the “Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	includes the financial results of the subsidiaries as given in the Annexure to this report;
(ii)	is presented in accordance with the requirements of Regulation 33 of the LODR Regulations; and
(iii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group for the quarter and year ended March 31, 2026.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for audit of the consolidated financial results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial results for the quarter and year ended March 31, 2026 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Statement

The Statement, which includes the Consolidated Financial Results is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements for the three months and year ended March 31, 2026. This responsibility includes the preparation and presentation of the Statement that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of this Statement by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for audit of the Consolidated Financial Results for the quarter and year ended March 31, 2026

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results for the quarter and year ended March 31, 2026, as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.
•	Perform procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the LODR Regulations to the extent applicable.
•	Obtain sufficient appropriate audit evidence regarding the Financial Information of the entities within the Group to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the Statement of which we are the independent auditors.

Materiality is the magnitude of misstatements in the Statement that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Statement may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Statement.

We communicate with those charged with governance of the Company and such other entities included in the Statement of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: April 23, 2026	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Vikas Bagaria Partner (Membership No.060408) UDIN: 26060408EHYKIW3166

Annexure to Auditor’s Report

List of Entities:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Nova Holdings LLC.
6.	EdgeVerve Systems Limited
7.	Infosys Austria GmbH
8.	Skava Systems Private Limited (liquidated effective November 14, 2024)
9.	Infosys Chile SpA
10.	Infosys Arabia Limited (under liquidation)
11.	Infosys Consulting Ltda.
12.	Infosys Luxembourg S.a.r.l
13.	Infosys Americas Inc. (liquidated effective July 14, 2023)
14.	Infosys Public Services, Inc. USA
15.	Infosys BPM Limited
16.	Infosys (Czech Republic) Limited s.r.o.
17.	Infosys Poland Sp z.o.o
18.	Infosys McCamish Systems LLC
19.	Portland Group Pty Ltd
20.	Infosys BPO Americas LLC.
21.	Infosys Consulting Holding AG
22.	Infosys Management Consulting Pty Limited
23.	Infosys Consulting AG
24.	Infosys Consulting GmbH
25.	Infosys Consulting S.R.L (Romania) (Renamed as Infosys Romania SRL)
26.	Infosys Consulting SAS
27.	Infy Consulting Company Ltd.
28.	Infy Consulting B.V.
29.	Infosys Consulting S.R.L (Argentina) (formerly a majority owned and controlled subsidiary of Infosys Limited) became the majority owned and controlled subsidiary of Infosys Nova Holdings LLC with effect from January 28, 2026.
30.	Infosys Consulting (Belgium) NV
31.	Panaya Inc.
32.	Infosys Financial Services GmbH
33.	Panaya Ltd.
34.	Brilliant Basics Holdings Limited (under liquidation)
35.	Brilliant Basics Limited (under liquidation)
36.	Infosys Singapore Pte. Ltd.
37.	Infosys Middle East FZ LLC
38.	Fluido Oy
39.	Fluido Sweden AB
40.	Fluido Norway A/S
41.	Fluido Denmark A/S
42.	Fluido Slovakia s.r.o
43.	Infosys Compaz Pte. Ltd.
44.	Infosys South Africa (Pty) Ltd
45.	WongDoody, Inc, (merged into Infosys Nova Holdings LLC with effect from January 01, 2025)
46.	HIPUS Co., Ltd.
47.	Stater N.V.
48.	Stater Nederland B.V.
49.	Stater XXL B.V.
50.	HypoCasso B.V.
51.	Stater Participations B.V. (wholly owned subsidiary of Stater N.V. merged with Stater N.V. with effect from November 24, 2023)
52.	Stater Belgium N.V./S.A. (formerly a wholly owned subsidiary of Stater Participations B.V., became the wholly owned subsidiary of Stater N.V. with effect from November 24, 2023)
53.	Outbox systems Inc. dba Simplus (US), (merged into Infosys Nova Holdings LLC with effect from January 01, 2025)
54.	Simplus ANZ Pty Ltd.
55.	Simplus Australia Pty Ltd
56.	Simplus Philippines, Inc.
57.	Infosys Fluido UK, Ltd.
58.	Infosys Fluido Ireland, Ltd.
59.	Infosys Limited Bulgaria EOOD
60.	Infosys BPM UK Limited
61.	Blue Acorn iCi Inc., (merged into Infosys Nova Holdings LLC with effect from January 01, 2025)
62.	Kaleidoscope Animations, Inc., (merged into Infosys Nova Holdings LLC with effect from January 01, 2025)
63.	Kaleidoscope Prototyping LLC (liquidated effective November 1, 2023)
64.	GuideVision s.r.o
65.	GuideVision Deutschland GmbH
66.	GuideVision Suomi Oy
67.	GuideVision Magyarorszag Kft
68.	GuideVision Polska Sp. z.o.o
69.	Infosys Business Solutions LLC
70.	Infosys Germany GmbH (wholly owned subsidiary of Infosys Singapore Pte Limited merged into Infosys Germany SE (formerly known as Blitz 24-893 SE) effective from September 24, 2025)
71.	GuideVision UK Ltd (under liquidation)
72.	Infosys Turkey Bilgi Teknolojileri Limited Sirketi
73.	Infosys Germany Holding Gmbh
74.	Infosys Automotive and Mobility GmbH & Co. KG
75.	Stater GmbH
76.	Infosys Green Forum
77.	Infosys (Malaysia) SDN. BHD.
78.	oddity space GmbH, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
79.	oddity jungle GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
80.	oddity waves GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
81.	oddity group Services GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
82.	oddity code GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
83.	WongDoody d.o.o. (formerly known as oddity code d.o.o) which was formerly a subsidiary of oddity Code GmbH has become a subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH) with effect from September 29, 2023
84.	WongDoody GmbH (formerly known as Oddity GmbH)
85.	WongDoody (Shanghai) Co. Limited (formerly known as oddity (Shanghai) Co. Ltd.)
86.	WongDoody Limited (Taipei) (formerly known as oddity Limited (Taipei)
87.	Infosys Public Services Canada Inc.
88.	BASE life science A/S
89.	BASE life science AG
90.	BASE life science GmbH
91.	BASE life science Ltd.
92.	BASE life science S.A.S
93.	BASE life science S.r.l.
94.	Innovisor Inc.
95.	BASE life science Inc.
96.	BASE life science S.L.
97.	Panaya Germany GmbH
98.	Infosys Norway
99.	Infosys BPM Canada Inc. (Wholly-owned subsidiary of Infosys BPM Limited) which was incorporated on August 11, 2023 has been dissolved on March 15, 2024
100.	Danske IT and Support Services India Private Limited acquired by Infosys Limited on September 1, 2023 (Renamed as Idunn Information Technology Private Limited with effect from April 1, 2024)
101.	InSemi Technology Services Pvt. Ltd. acquired by Infosys limited on May 10, 2024
102.	Elbrus Labs Private Limited (a wholly owned subsidiary of InSemi Technology Services Pvt. Ltd.) acquired by Infosys limited on May 10, 2024
103.	Infosys Services (Thailand) Limited, a Wholly-owned subsidiary of Infosys Limited was incorporated on July 26, 2024.
104.	Infy tech SAS, a Wholly-owned subsidiary of Infosys Singapore Pte Limited was incorporated on July 03, 2024.
105.	in-tech Holding GmbH (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024 merged into in-tech GmbH with effect from January 01, 2025.
106.	in-tech GmbH (Subsidiary of in-tech Holding GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
107.	in-tech Automotive Engineering SL (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
108.	ProIT (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
109.	in-tech Automotive Engineering de R.L. de C.V (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) (liquidated effective May 07, 2025)
110.	drivetech Fahrversuch GmbH (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
111.	Friedrich Wagner Holding Inc (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) (under liquidation)
112.	in-tech Automotive Engineering LLC (Subsidiary of Friedrich Wagner Holding Inc) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) (liquidated effective November 30, 2024)
113.	in-tech Services LLC (Subsidiary of Friedrich Wagner Holding Inc) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024) (liquidated effective November 30, 2024)
114.	Friedrich & Wagner Asia Pacific GmbH (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024), (merged into in-tech GmbH with effect from January 01, 2025).
115.	in-tech engineering s.r.o (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
116.	in-tech engineering GmbH (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
117.	in-tech engineering services S.R.L (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024), (merged into ProIT with effect from November 30, 2025)
118.	in-tech Group Ltd (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
119.	in-tech Group India Private Limited (Subsidiary of in-tech Group Ltd) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024). On September 01, 2024 in-tech Group India Private Limited became a wholly-owned subsidiary of Infosys limited.
120.	In-tech Automotive Engineering Shenyang Co. (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
121.	In-tech Automotive Engineering Bejing Co., Ltd (Subsidiary of In-tech Automotive Engineering Shenyang Co.) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
122.	Infosys Employees Welfare Trust
123.	Infosys Employee Benefits Trust
124.	Infosys Science Foundation
125.	Infosys Expanded Stock Ownership Trust
126.	Infosys Germany SE (formerly known as Blitz 24-893 SE) acquired by Infosys Singapore Pte Ltd on October 17, 2024
127.	Infosys Limited SPC, a Wholly-owned subsidiary of Infosys Limited was incorporated on December 12, 2024.
128.	Infosys BPM Netherlands B.V., a Wholly-owned subsidiary of Infosys BPM Limited was incorporated on March 20, 2025.
129.	Infosys Energy Consulting Services LLC, a Wholly-owned subsidiary of Infosys Nova Holding LLC was incorporated on April 16, 2025.
130.	Infosys Saudi Arabia LLC, a Wholly-owned subsidiary of Infosys Limited was incorporated on April 21, 2025.
131.	Infosys Australia Technology Services Pty Ltd, a Wholly-owned subsidiary of Infosys Singapore Pte. Limited was incorporated on April 23, 2025.
132.	MRE Consulting Ltd (acquired by Infosys Nova Holding LLC (a Wholly-owned subsidiary of Infosys Limited) with 98.21% partnership interest and Infosys Energy Consulting Services LLC (a wholly owned subsidiary of Infosys Nova Holding LLC) with 1.79% partnership interest on April 30, 2025.
133.	MRE Technology Services LLC (a Wholly-owned subsidiary of MRE Consulting Ltd) (acquired by Infosys Nova Holding LLC (a Wholly-owned subsidiary of Infosys Limited) with 98.21% partnership interest and Infosys Energy Consulting Services LLC (a wholly owned subsidiary of Infosys Nova Holding LLC) with 1.79% partnership interest on April 30, 2025.
134.	The Missing Link Automation Pty Ltd (acquired by Infosys Australia Technology Services Pty Ltd, a Wholly-owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on April 30, 2025.
135.	The Missing Link Network Integration Pty Ltd (acquired by Infosys Australia Technology Services Pty Ltd, a Wholly-owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on April 30, 2025.
136.	The Missing Link Security Pty Ltd (acquired by Infosys Australia Technology Services Pty Ltd, a Wholly-owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on April 30, 2025.
137.	The Missing Link Security Ltd (a Wholly-owned subsidiary of The Missing Link Security Pty Ltd) (acquired by Infosys Australia Technology Services Pty Ltd, a Wholly-owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on April 30, 2025.
138.	Infosys BPM Canada Inc, a Wholly-owned subsidiary of Infosys BPM UK Limited was incorporated on July 28, 2025.
139.	Infosys Enterprise Business Services Pty Ltd, a wholly-owned subsidiary of Infosys Singapore Pte Ltd was incorporated on March 19, 2026.

INDEPENDENT Auditor’s Report ON THE AUDIT OF QUARTERLY AND ANNUAL STANDALONE FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”) for the quarter and year ended March 31, 2026 (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the statement:

(i)	is presented in accordance with the requirements of Regulation 33 of the LODR Regulations; and

(ii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and other comprehensive income and other financial information of the Company for the quarter and year ended March 31, 2026.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results for the quarter and year ended March 31, 2026 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Statement

The Statement, which includes the Standalone Financial Results is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed standalone financial statements for the three months and year ended March 31, 2026. This responsibility includes the preparation and presentation of the Standalone Financial Results for the quarter and year ended March 31, 2026 that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statements that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the Statement, the Board of Directors are responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for audit of the Standalone Financial Results for the quarter and year ended March 31, 2026.

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the Statement to express an opinion on the Statement.

Materiality is the magnitude of misstatements in the Statement that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Statement may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Statement.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: April 23, 2026	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Vikas Bagaria Partner (Membership No.060408) UDIN:26060408USQAYA5580

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com Email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2026 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2026	2025	2025	2026	2025
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	46,402	45,479	40,925	178,650	162,990
Other income, net (refer to note 1(g))	1,159	1,139	1,190	4,322	3,600
Total Income	47,561	46,618	42,115	182,972	166,590
Expenses
Employee benefit expenses	24,688	24,122	22,015	95,094	85,950
Cost of technical sub-contractors	3,952	4,092	3,276	15,421	12,937
Travel expenses	532	510	520	2,097	1,894
Cost of software packages and others	3,969	3,982	3,899	15,722	15,911
Communication expenses	141	159	147	603	620
Consultancy and professional charges	661	486	301	2,090	1,655
Depreciation and amortisation expenses (1)	1,424	1,155	1,299	4,902	4,812
Finance cost	105	100	102	416	416
Other expenses	1,292	1,494	893	5,343	4,787
Total expenses	36,764	36,100	32,452	141,688	128,982
Profit before exceptional item and tax	10,797	10,518	9,663	41,284	37,608
Exceptional item
Impact of Labour Codes (refer to note 1(e))	–	1,289	–	1,289	–
Profit before tax	10,797	9,229	9,663	39,995	37,608
Tax expense:(refer to note 1(f))
Current tax	2,664	2,871	2,784	11,767	12,130
Deferred tax	(376)	(308)	(159)	(1,246)	(1,272)
Profit for the period	8,509	6,666	7,038	29,474	26,750

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(236)	56	(145)	(288)	(92)
Equity instruments through other comprehensive income, net	374	(4)	29	397	19

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	(11)	4	(56)	(1)	(24)
Exchange differences on translation of foreign operations	1,021	354	384	3,256	357
Fair value changes on investments, net	(93)	(23)	63	(27)	199
Total other comprehensive income/(loss), net of tax	1,055	387	275	3,337	459

Total comprehensive income for the period	9,564	7,053	7,313	32,811	27,209

Profit attributable to:
Owners of the company	8,501	6,654	7,033	29,440	26,713
Non-controlling interests	8	12	5	34	37
	8,509	6,666	7,038	29,474	26,750

Total comprehensive income attributable to:
Owners of the company	9,546	7,040	7,304	32,750	27,167
Non-controlling interests	18	13	9	61	42
	9,564	7,053	7,313	32,811	27,209

Paid up share capital (par value 5/- each, fully paid)	2,024	2,024	2,073	2,024	2,073
Other equity *#	90,828	93,745	93,745	90,828	93,745

Earnings per equity share (par value 5/- each)**
Basic (in per share)	21.01	16.17	16.98	71.58	64.50
Diluted (in per share)	20.98	16.14	16.94	71.46	64.34

*	Balances for the quarter ended December 31, 2025 represent balances as per the audited Balance Sheet as at March 31, 2025 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter ended March 31, 2026, quarter ended December 31, 2025 and quarter ended March 31, 2025.

#	Excludes non-controlling interest

(1)	A decline in the revenue estimates led to the carrying value of the customer related intangibles assets recognized on business combination exceeding the estimated recoverable amount. The Company has recognized 241 crore as the excess of carrying value over the estimated recoverable value for the quarter and year ended March 31, 2026 and 188 crore for the quarter and year ended March 31, 2025.

1. Notes

a) The audited interim condensed consolidated financial statements for the quarter and year ended March 31, 2026 have been taken on record by the Board of Directors at its meeting held on April 23, 2026. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Proposed change of Auditors on account of mandatory rotation requirement in India

Under Section 139 of the Companies Act, 2013 and the Rules made thereunder, it is mandatory for Infosys Limited (‘the Company’) to rotate the current statutory auditors on completion of the maximum term permitted under the said Section. On April 23, 2026, the Audit Committee of Infosys Limited has proposed its intent to recommend the appointment of BSR & Co. LLP, Chartered Accountants (Firm Registration No. 101248W/W-100022) (BSR & Co) as the statutory auditors of the Company. The Board of Directors at its meeting held on April 23, 2026 have approved the announcement of the Company’s intention to recommend the appointment of BSR & Co as the statutory auditors of the Company. The proposed appointment will be recommended by the Board to the shareholders in the 46th Annual General Meeting (AGM) of the Company to be held in the year 2027, for the first term of 5 (five) consecutive years till the conclusion of the 51st AGM to be held in the year 2032. The first year of audit by BSR & Co will be of the financial statements for the year ending March 31, 2028 which will include audit of the quarterly financial statements for the year.

The proposed intent to appoint BSR & Co is subject to the fulfilment of all applicable regulatory requirements including auditor independence in accordance with the relevant laws and regulations.

c) Proposed change in the Company’s certifying accountant for filing with the U.S. Securities and Exchange Commission (‘U.S. SEC’)

The Company is registered with the U.S. SEC and is required to appoint a certifying accountant to perform an audit of its financial statements. The Audit Committee and the Board of Directors of the Company approved the announcement of the Company’s intention to appoint KPMG Assurance and Consulting Services LLP, (KPMG) as the independent registered public accounting firm of the Company. This proposed appointment is expected to be effective for the year ending March 31, 2028. As the independent registered public accounting firm, KPMG will audit the annual financial statements of the Company to be included in the Company’s Annual Report on Form 20-F to be filed with the U.S SEC for the year ending March 31, 2028.

The proposed intent to appoint KPMG is subject to the fulfilment of all applicable regulatory requirements including auditor independence in accordance with the relevant laws and regulations.

d) Appointment of Independent Director

Based on the recommendation of the Nomination and Remuneration Committee, the Board had considered and approved the appointment of Diane Enberg Jurgens (DIN: 11585200) on April 17,2026, as an Additional & Independent Director effective April 22, 2026 for a period of 3 (years), subject to the approval of shareholders.

e) Impact of Labour Codes

On November 21, 2025, the Government of India notified provisions of the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020 and the Occupational Safety, Health and Working Conditions Code, 2020, (‘Labour Codes’) which consolidate twenty-nine existing labour laws into a unified framework governing employee benefits during employment and post-employment. The Labour Codes, amongst other things, introduced changes including a uniform definition of wages and enhanced benefits relating to leave. The Group had assessed the financial implications of these changes which had resulted in increase in gratuity liability arising out of past service cost and increase in leave liability by 1,289 crore. Considering the impact arising out of an enactment of the new legislation is an event of non-recurring nature, the Group has presented this incremental amount as “Impact of Labour Codes” under “Exceptional Item” in the Consolidated Statement of Profit and Loss for the quarter ended December 31, 2025 and for the year ended March 31, 2026. The Group continues to monitor the developments pertaining to Labour Codes and will evaluate impact if any on the measurement of liability pertaining to employee benefits.

f) Update on orders received from the Indian Income tax department

During the year ended March 31, 2026, the Company received orders under section 250 and Section 254 of the Income Tax Act, 1961 from the Income Tax Authorities in India for the assessment years, 2013-14 and assessment years 2017-18 to 2021-22. These orders confirmed the Company's position with respect to tax treatment of certain matters. As a result interest income (pre-tax) of 381 crore (included in other income as mentioned in point (g) below) was recognized and provision for income tax aggregating 869 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 86 crore has been reduced from contingent liabilities.

g) Other income includes interest on income tax refund of 408 crore and 328 crore for the quarter ended March 31, 2026 and March 31, 2025 respectively, 421 crore and 343 crore for the year ended March 31, 2026 and March 31, 2025 respectively and 8 crore for the quarter ended December 31, 2025.

h) Update on acquisitions

i) On March 25, 2026, Infosys Nova Holdings LLC, a wholly-owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the equity share capital of Optimum Achieve Holdings Inc., a leading healthcare digital transformation and consulting firm headquartered in USA, along with its other subsidiaries including Optimum Healthcare IT, LLC, for a consideration including earn-outs amounting up to $465 million (approximately 4,410 crore), excluding management incentives and retention bonus, subject to customary closing adjustments.

ii) On March 25, 2026, Infosys Nova Holdings LLC a wholly-owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the partnership interests of Stratus Global LLC, a leading insurance technology partner serving P&C insurers and managing general agents (MGAs), headquartered in USA, for a consideration including earn-outs amounting up to $95 million (approximately 901 crore), excluding management incentives, and retention bonus, subject to customary closing adjustments. Subsequently as on the date of these results, Infosys Nova Holdings LLC has completed its acquisition of Stratus Global LLC.

i) Update on stock grants

i) Grants to CEO & MD

The Board, on April 23, 2026, based on the recommendations of the Nomination and Remuneration Committee, approved the following annual grants to Salil Parekh, CEO and MD as per his employment agreement approved by shareholders:

a)	The grant of annual performance-based stock incentives (Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 34.75 crore as on the date of the grant under the 2015 Stock Incentive Compensation Plan (2015 plan) which shall vest 12 months from the date of grant subject to achievement of performance targets as determined by the Board.

b)	The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSU's covering Company’s equity shares having a market value of 2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain environment, social and governance milestones as determined by the Board.

c)	The grant of annual performance-based stock incentives (Annual performance Equity TSR grant) in the form of RSU's covering Company’s equity shares having a market value of 5 crore as on the date of the grant under the 2015 Plan, which shall vest on or after March 31, 2027 subject to the Company’s performance on cumulative relative TSR for the two year cumulative period and as determined by the Board.

d)	The grant of annual performance-based stock incentives (2019 Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan.

The above RSUs will be granted w.e.f May 2, 2026 and the number of RSU's will be calculated based on the market price at the close of trading day on a date immediately preceding the grant date.

ii) Grants to other employees

The Board, on April 23, 2026, based on the recommendations of the Nomination and Remuneration Committee, approved:

-	Grant of 27,193 Restricted Stock Units (RSUs) under the 2015 Plan to eligible employees.
-	Grant of Performance Based Stock incentives (PSUs) to eligible employee under the 2019 Plan covering the Company’s equity shares having a market value of 1.90 crore as on the date of the grant. The number of PSUs will be calculated based on the market price at the close of trading day on a date immediately preceding the grant date.

The grants made under the 2015 Plan would vest equally over a period of two to three years and the grants made under the 2019 Plan would vest over a period of two years subject to the Company’s achievement of performance parameters as defined in the 2019 Plan. The RSUs and PSUs will be granted w.e.f May 2, 2026 and the exercise price will be equal to the par value of the share.

2. Information on dividends for the quarter and year ended March 31, 2026

For financial year 2026, the Board recommended a final dividend of 25/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 23, 2026. The record date for the purpose of the payment of final dividend is June 10, 2026. The dividend will be paid on June 25, 2026. For the financial year ended 2025, the Company declared a final dividend of 22/- (par value of 5/- each) per equity share.

The Board of Directors (in the meeting held on October 16, 2025) declared an interim dividend of 23/-per equity share. The record date for the payment was October 27, 2025 and the same was paid on November 7, 2025. The interim dividend declared in the previous year was 21/- per equity share.

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2026	2025	2025	2026	2025
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	23.00	21.00
Final dividend	25.00	–	22.00	25.00	22.00

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	March 31 2026	March 31 2025
ASSETS
Non-current assets
Property, plant and equipment	12,651	11,778
Right of use assets	6,177	6,311
Capital work-in-progress	526	814
Goodwill	12,117	10,106
Other Intangible assets	2,825	2,766
Financial assets
Investments	8,930	11,059
Loans	6	16
Other financial assets	2,776	3,511
Deferred tax assets (net)	2,264	1,108
Income tax assets (net)	666	1,622
Other non-current assets	3,540	2,713
Total non-current assets	52,478	51,804

Current assets
Financial assets
Investments	12,950	12,482
Trade receivables	35,234	31,158
Cash and cash equivalents	22,201	24,455
Loans	234	249
Other financial assets	15,890	13,840
Income tax assets (net)	1,835	2,975
Other current assets	15,145	11,940
Total current assets	103,489	97,099
Total Assets	155,967	148,903

EQUITY AND LIABILITIES
Equity
Equity share capital	2,024	2,073
Other equity	90,828	93,745
Total equity attributable to equity holders of the Company	92,852	95,818
Non-controlling interests	445	385
Total equity	93,297	96,203

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	6,016	5,772
Other financial liabilities	2,092	2,141
Deferred tax liabilities (net)	1,679	1,722
Other non-current liabilities	561	215
Total non-current liabilities	10,348	9,850

Current liabilities
Financial liabilities
Lease liabilities	3,160	2,455
Trade payables	4,744	4,164
Other financial liabilities	21,483	18,138
Other Current Liabilities	15,779	11,765
Provisions	1,512	1,475
Income tax liabilities (net)	5,644	4,853
Total current liabilities	52,322	42,850
Total equity and liabilities	155,967	148,903

The disclosure is an extract of the audited Consolidated Balance Sheet as at March 31, 2026 and March 31, 2025 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Year ended March 31,
	2026	2025
Cash flow from operating activities
Profit for the year	29,474	26,750
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	10,521	10,858
Depreciation and amortization	4,902	4,812
Interest and dividend income	(2,630)	(2,570)
Finance cost	416	416
Impairment loss recognized / (reversed) under expected credit loss model	33	48
Exchange differences on translation of assets and liabilities, net	954	79
Stock compensation expense	952	802
Interest receivable on income tax refund	(63)	(327)
Provision for post sale client support	(167)	(110)
Other adjustments	881	833
Changes in assets and liabilities
Trade receivables and unbilled revenue	(5,177)	(1,769)
Loans, other financial assets and other assets	(2,645)	(1,024)
Trade payables	(26)	176
Other financial liabilities, other liabilities and provisions	5,209	2,322
Cash generated from operations	42,634	41,296
Income taxes (paid) / received	(8,648)	(5,602)
Net cash generated by operating activities	33,986	35,694
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles, net of sale proceeds	(2,727)	(2,237)
Deposits placed with corporation	(944)	(1,225)
Redemption of deposits placed with Corporation	725	776
Interest and dividend received	2,713	2,040
Payment towards acquisition of business, net of cash acquired	(637)	(3,155)
Payment of contingent consideration pertaining to acquisition of business	(13)	–
Escrow and other deposits pertaining to Buyback	(1,815)	–
Redemption of escrow and other deposits pertaining to Buyback	1,815	–
Other receipts	15	10
Payments to acquire Investments
Tax free bonds and government bonds	(153)	(2)
Mutual fund units	(72,878)	(73,048)
Certificates of deposit	(14,035)	(6,978)
Commercial Paper	(3,255)	(6,403)
Non convertible debentures	(3,438)	(3,240)
Government securities	(2,859)	–
Other investments	(38)	(60)
Proceeds on sale of Investments
Tax free bonds and government bonds	1,378	109
Target Maturity funds	487	–
Mutual fund units	72,682	73,987
Certificates of deposit	9,767	6,688
Commercial Papers	5,810	7,735
Non-convertible debentures	4,083	2,591
Government securities	5,259	455
Other investments	4	11
Net cash generated / (used in) investing activities	1,946	(1,946)
Cash flows from financing activities:
Payment of lease liabilities	(2,824)	(2,355)
Payment of dividends	(18,653)	(20,287)
Loan repayment of in-tech Holding GmbH	–	(985)
Payment of dividend to non-controlling interest of subsidiary	(3)	(2)
Shares issued on exercise of employee stock options	2	6
Buyback of equity shares including transaction costs	(18,058)	–
Other payments	(250)	(538)
Net cash used in financing activities	(39,786)	(24,161)
Net increase / (decrease) in cash and cash equivalents	(3,854)	9,587
Effect of exchange rate changes on cash and cash equivalents	1,600	82
Cash and cash equivalents at the beginning of the period	24,455	14,786
Cash and cash equivalents at the end of the period	22,201	24,455
Supplementary information:
Restricted cash balance	422	424

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the year ended March 31, 2026 and March 31, 2025 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2026	2025	2025	2026	2025
Revenue by business segment
Financial Services (1)	12,976	12,817	11,614	49,908	45,175
Manufacturing	7,358	7,570	6,527	29,078	25,207
Energy, Utilities, Resources and Services	6,114	6,016	5,308	23,818	21,710
Retail (2)	5,958	5,829	5,440	23,077	22,059
Communication (3)	5,752	5,518	4,798	21,765	19,108
Hi-Tech	3,558	3,371	3,397	13,928	13,090
Life Sciences (4)	3,393	3,267	2,765	12,267	11,831
All other segments (5)	1,293	1,091	1,076	4,809	4,810
Total	46,402	45,479	40,925	178,650	162,990
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	46,402	45,479	40,925	178,650	162,990
Segment Profit:
Financial Services (1)	3,410	3,236	2,948	12,678	11,099
Manufacturing	1,541	1,735	1,196	6,444	4,856
Energy, Utilities , Resources and Services	1,548	1,493	1,577	5,984	6,097
Retail (2)	1,811	1,867	1,640	7,089	7,133
Communication (3)	1,027	936	836	3,861	3,341
Hi-Tech	930	767	795	3,228	3,220
Life Sciences (4)	659	698	617	2,444	2,663
All other segments (5)	241	67	265	717	827
Total	11,167	10,799	9,874	42,445	39,236
Less: Other Unallocable expenditure*	1,424	2,444	1,299	6,191	4,812
Add: Unallocable other income	1,159	974	1,190	4,157	3,600
Less: Finance cost	105	100	102	416	416
Profit before tax and non-controlling interests	10,797	9,229	9,663	39,995	37,608

*	Unallocable expense includes 1,289 crore towards impact of Labour Codes for the quarter ended December 31, 2025 and year ended March 31, 2026. (Refer note 1(e) above)

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & identified enterprises in Public Services.

Notes on segment information

Business segments

Based on the "management approach" as required by Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2026	2025	2025	2026	2025
Revenue from operations	38,641	37,996	34,136	148,819	136,592
Profit before exceptional item and tax	9,956	10,817	9,061	39,903	35,441
Exceptional item - Impact of Labour Codes	–	1,146	–	1,146	–
Profit before tax	9,956	9,671	9,061	38,757	35,441
Profit for the period	7,975	7,363	6,628	29,211	25,568

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the stock exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India April 23, 2026	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2026, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2026	2025	2025	2026	2025
	Audited	Audited	Audited	Audited	Audited
Revenues	5,040	5,099	4,730	20,158	19,277
Cost of sales	3,485	3,660	3,302	14,079	13,405
Gross profit	1,555	1,439	1,428	6,079	5,872
Operating expenses	500	502	436	1,994	1,801
Operating profit #	1,055	937	992	4,085	4,071
Other income, net	125	109	137	468	425
Finance cost	12	11	12	47	49
Profit before income taxes	1,168	1,035	1,117	4,506	4,447
Income tax expense	248	287	303	1,190	1,285
Net profit	920	748	814	3,316	3,162
Earnings per equity share*
Basic (in $ per share)	0.23	0.18	0.20	0.81	0.76
Diluted (in $ per share)	0.23	0.18	0.20	0.80	0.76
Total assets	16,446	15,953	17,419	16,446	17,419
Cash and cash equivalents and current investments	3,706	2,985	4,321	3,706	4,321

*	EPS is not annualized for the quarter ended March 31, 2026, quarter ended December 31, 2025 and quarter ended March 31, 2025.

#	includes $143 million towards impact of Labour Codes for the quarter ended December 31, 2025 and year ended March 31, 2026. (Refer note 1(e) above)

Certain statements in this release, including those concerning our future growth prospects and our future financial or operating performance, are forward looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as artificial intelligence, the complex and evolving regulatory landscape including immigration regulation changes and developments in the US H-1B visa program, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, our corporate actions including acquisitions, cybersecurity matters, the outcome of pending litigation and the US government investigation, and the effect of current and any future tariffs. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com Email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter and year ended March 31, 2026 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2026	2025	2025	2026	2025
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	38,641	37,996	34,136	148,819	136,592
Other income, net (refer to note 1(g))	1,063	2,277	1,323	6,491	4,782
Total income	39,704	40,273	35,459	155,310	141,374
Expenses
Employee benefit expenses	18,886	18,607	17,259	73,239	67,466
Cost of technical sub-contractors	5,780	5,787	4,941	22,388	19,353
Travel expenses	401	380	413	1,596	1,467
Cost of software packages and others	2,415	2,348	2,142	9,274	9,617
Communication expenses	96	111	104	419	448
Consultancy and professional charges	561	444	358	1,846	1,245
Depreciation and amortisation expense	601	585	590	2,394	2,619
Finance cost	54	45	51	207	221
Other expenses	954	1,149	540	4,044	3,497
Total expenses	29,748	29,456	26,398	115,407	105,933
Profit before exceptional item and tax	9,956	10,817	9,061	39,903	35,441
Exceptional item
Impact of Labour Codes (refer to note (e))	–	1,146	–	1,146	–
Profit before tax	9,956	9,671	9,061	38,757	35,441
Tax expense: (refer to note 1(f))
Current tax	2,119	2,587	2,408	10,459	10,836
Deferred tax	(138)	(279)	25	(913)	(963)
Profit for the period	7,975	7,363	6,628	29,211	25,568
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	(245)	59	(144)	(285)	(81)
Equity instruments through other comprehensive income, net	374	(4)	30	397	19

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(11)	4	(57)	(1)	(24)
Fair value changes on investments, net	(91)	(23)	63	(26)	191

Total other comprehensive income/ (loss), net of tax	27	36	(108)	85	105

Total comprehensive income for the period	8,002	7,399	6,520	29,296	25,673

Paid-up share capital (par value 5/- each fully paid)	2,027	2,027	2,076	2,027	2,076
Other Equity*	78,847	85,256	85,256	78,847	85,256
Earnings per equity share ( par value 5 /- each)**
Basic (in per share)	19.67	17.85	15.96	70.87	61.58
Diluted (in per share)	19.65	17.83	15.93	70.78	61.46

*	Balances for the quarter ended December 31,2025 represent balances as per the audited Balance Sheet as at March 31, 2025 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015.

**	EPS is not annualized for the quarter ended March 31, 2026, quarter ended December 31, 2025 and quarter ended March 31, 2025.

1. Notes

a) The audited interim condensed standalone financial statements for the quarter and year ended March 31, 2026 have been taken on record by the Board of Directors at its meeting held on April 23, 2026. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. Those interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Proposed change of Auditors on account of mandatory rotation requirement in India

Under Section 139 of the Companies Act, 2013 and the Rules made thereunder, it is mandatory for Infosys Limited (‘the Company’) to rotate the current statutory auditors on completion of the maximum term permitted under the said Section. On April 23, 2026, the Audit Committee of Infosys Limited has proposed its intent to recommend the appointment of BSR & Co. LLP, Chartered Accountants (Firm Registration No. 101248W/W-100022) (BSR & Co) as the statutory auditors of the Company. The Board of Directors at its meeting held on April 23, 2026 have approved the announcement of the Company’s intention to recommend the appointment of BSR & Co as the statutory auditors of the Company. The proposed appointment will be recommended by the Board to the shareholders in the 46th Annual General Meeting (AGM) of the Company to be held in the year 2027, for the first term of 5 (five) consecutive years till the conclusion of the 51st AGM to be held in the year 2032. The first year of audit by BSR & Co will be of the financial statements for the year ending March 31, 2028 which will include audit of the quarterly financial statements for the year.

The proposed intent to appoint BSR & Co is subject to the fulfilment of all applicable regulatory requirements including auditor independence in accordance with the relevant laws and regulations.

c) Proposed change in the Company’s certifying accountant for filing with the U.S. Securities and Exchange Commission (‘U.S. SEC’)

The Company is registered with the U.S. SEC and is required to appoint a certifying accountant to perform an audit of its financial statements. The Audit Committee and the Board of Directors of the Company approved the announcement of the Company’s intention to appoint KPMG Assurance and Consulting Services LLP, (KPMG) as the independent registered public accounting firm of the Company. This proposed appointment is expected to be effective for the year ending March 31, 2028. As the independent registered public accounting firm, KPMG will audit the annual financial statements of the Company to be included in the Company’s Annual Report on Form 20-F to be filed with the U.S SEC for the year ending March 31, 2028.

The proposed intent to appoint KPMG is subject to the fulfilment of all applicable regulatory requirements including auditor independence in accordance with the relevant laws and regulations.

d) Appointment of Independent Director

Based on the recommendation of the Nomination and Remuneration Committee, the Board had considered and approved the appointment of Diane Enberg Jurgens (DIN: 11585200) on April 17,2026, as an Additional & Independent Director effective April 22, 2026 for a period of 3 (years), subject to the approval of shareholders.

e) Impact of Labour Codes

On November 21, 2025, the Government of India notified provisions of the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020 and the Occupational Safety, Health and Working Conditions Code, 2020, (‘Labour Codes’) which consolidate twenty-nine existing labour laws into a unified framework governing employee benefits during employment and post-employment. The Labour Codes, amongst other things, introduces changes including a uniform definition of wages and enhanced benefits relating to leave. The Company had assessed the financial implications of these changes which had resulted in increase in gratuity liability arising out of past service cost and increase in leave liability by 1,146 crore. Considering the impact arising out of an enactment of the new legislation is an event of non-recurring nature, the Company has presented this incremental amount as “Impact of Labour Codes” under “Exceptional Item” in the Standalone Statement of Profit and Loss for the quarter ended December 31, 2025 and year ended March 31, 2026. The Company continues to monitor the developments pertaining to Labour Codes and will evaluate impact if any on the measurement of liability pertaining to employee benefits.

f) Update on orders received from the Indian Income tax department

During the year ended March 31, 2026, the Company received orders under section 250 and Section 254 of the Income Tax Act, 1961 from the Income Tax Authorities in India for the assessment years, 2013-14 and assessment years 2017-18 to 2021-22. These orders confirmed the Company's position with respect to tax treatment of certain matters. As a result interest income (pre-tax) of 381 crore (included in other income as mentioned in point (g) below) was recognized and provision for income tax aggregating 869 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 86 crore has been reduced from contingent liabilities.

g) Other income includes interest on income tax refund of 381 crore and 327 crore for the quarter ended March 31, 2026 and March 31, 2025 respectively, 381 crore and 340 crore for the year ended March 31, 2025 and March 31, 2024 respectively and less than a crore for the quarter ended December 31, 2025.

h) Update on stock grants

i) Grants to CEO & MD

The Board, on April 23, 2026, based on the recommendations of the Nomination and Remuneration Committee, approved the following annual grants to Salil Parekh, CEO and MD as per his employment agreement approved by shareholders:

a)	The grant of annual performance-based stock incentives (Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 34.75 crore as on the date of the grant under the 2015 Stock Incentive Compensation Plan (2015 plan) which shall vest 12 months from the date of grant subject to achievement of performance targets as determined by the Board.

b)	The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSU's covering Company’s equity shares having a market value of 2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain environment, social and governance milestones as determined by the Board.

c)	The grant of annual performance-based stock incentives (Annual performance Equity TSR grant) in the form of RSU's covering Company’s equity shares having a market value of 5 crore as on the date of the grant under the 2015 Plan, which shall vest on or after March 31, 2027 subject to the Company’s performance on cumulative relative TSR for the two year cumulative period and as determined by the Board.
d)	The grant of annual performance-based stock incentives (2019 Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan.

The above RSUs will be granted w.e.f May 2, 2026 and the number of RSU's will be calculated based on the market price at the close of trading day on a date immediately preceding the grant date.

ii) Grants to other employees

The Board, on April 23, 2026, based on the recommendations of the Nomination and Remuneration Committee, approved:

-	Grant of 27,193 Restricted Stock Units (RSUs) under the 2015 Plan to eligible employees.

-	Grant of Performance Based Stock incentives (PSUs) to eligible employee under the 2019 Plan covering the Company’s equity shares having a market value of 1.90 crore as on the date of the grant. The number of PSUs will be calculated based on the market price at the close of trading day on a date immediately preceding the grant date.

The grants made under the 2015 Plan would vest equally over a period of two to three years and the grants made under the 2019 Plan would vest over a period of two years subject to the Company’s achievement of performance parameters as defined in the 2019 Plan. The RSUs and PSUs will be granted w.e.f May 2, 2026 and the exercise price will be equal to the par value of the share.

2. Information on dividends for the quarter and year ended March 31, 2026

For financial year 2026, the Board recommended a final dividend of 25/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 23, 2026. The record date for the purpose of the payment of final dividend is June 10, 2026. The dividend will be paid on June 25, 2026. For the financial year ended 2025, the Company declared a final dividend of 22/- (par value of 5/- each) per equity share.

The Board of Directors (in the meeting held on October 16, 2025) declared an interim dividend of 23/-per equity share. The record date for the payment was October 27, 2025 and the same was paid on November 7, 2025. The interim dividend declared in the previous year was 21/- per equity share.

(in )

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2026	2025	2025	2026	2025
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	23.00	21.00
Final dividend	25.00	–	22.00	25.00	22.00

3. Audited Standalone Balance Sheet

(in crore)

Particulars	As at
	March 31, 2026	March 31, 2025
ASSETS
Non-current assets
Property, plant and equipment	10,774	10,070
Right of use assets	2,851	3,078
Capital work-in-progress	512	778
Goodwill	211	211
Financial assets
Investments	26,036	27,371
Loans	5	26
Other financial assets	1,835	2,350
Deferred tax assets (net)	1,347	497
Income tax assets (net)	99	1,164
Other non-current assets	2,590	2,223
Total non-current assets	46,260	47,768

Current assets
Financial assets
Investments	12,039	11,147
Trade receivables	30,337	26,413
Cash and cash equivalents	8,727	14,265
Loans	189	207
Other financial assets	14,770	12,569
Income tax assets (net)	1,745	2,949
Other current assets	12,624	9,618
Total current assets	80,431	77,168
Total assets	126,691	124,936

EQUITY AND LIABILITIES
Equity
Equity share capital	2,027	2,076
Other equity	78,847	85,256
Total equity	80,874	87,332

LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2,815	2,694
Other financial liabilities	1,880	1,991
Deferred tax liabilities (net)	990	1,062
Other non-current liabilities	495	95
Total non - current liabilities	6,180	5,842

Current liabilities
Financial liabilities
Lease liabilities	934	765
Trade payables
Total outstanding dues of micro enterprises and small enterprises	9	8
Total outstanding dues of creditors other than micro enterprises and small enterprises	3,530	2,720
Other financial liabilities	16,812	14,101
Other current liabilities	12,478	9,159
Provisions	1,064	993
Income tax liabilities (net)	4,810	4,016
Total current liabilities	39,637	31,762
Total equity and liabilities	126,691	124,936

The disclosure is an extract of the audited Balance Sheet as at March 31, 2026 and March 31, 2025 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Standalone Statement of Cash flows

(in crore)

Particulars	Year ended March 31,
	2026	2025
Cash flow from operating activities:
Profit for the year	29,211	25,568
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2,394	2,619
Income tax expense	9,546	9,873
Impairment loss recognized / (reversed) under expected credit loss model	71	(7)
Finance cost	207	221
Interest and dividend income	(4,885)	(3,699)
Stock compensation expense	846	712
Provision for post sale client support	(191)	(114)
Exchange differences on translation of assets and liabilities, net	777	170
Interest receivable on income tax refund	(63)	(327)
Other adjustments	169	165
Changes in assets and liabilities
Trade receivables and unbilled revenue	(6,018)	(2,994)
Loans, other financial assets and other assets	(3,870)	(1,942)
Trade payables	812	236
Other financial liabilities, other liabilities and provisions	6,330	3,529
Cash generated from operations	35,336	34,010
Income taxes paid	(7,172)	(4,601)
Net cash generated by operating activities	28,164	29,409
Cash flow from investing activities:
Expenditure on property, plant and equipment and intangibles, net of sale proceeds	(2,170)	(1,587)
Deposits placed with corporation	(660)	(1,026)
Redemption of deposits placed with corporation	459	593
Interest and dividend received	2,269	1,672
Dividend received from subsidiary	2,676	1,522
Loan given to subsidiaries	–	(10)
Loan repaid by subsidiaries	10	–
Payment of contingent consideration pertaining to acquisition of business	(13)	–
Investment in subsidiaries	(781)	(4,361)
Proceeds from sale of investment in subsidiaries	4	–
Payment towards acquisition	–	(184)
Other receipts	–	2
Payments to acquire investments
Mutual fund units	(67,178)	(66,637)
Commercial Papers	(2,875)	(6,058)
Certificates of deposit	(12,665)	(6,138)
Tax free bonds and government bonds	(126)	–
Government Securities	(2,859)	–
Non-convertible debentures	(3,031)	(3,240)
Other investments	(2)	(25)
Proceeds on sale of investments
Mutual fund units	66,362	67,597
Target maturity fund	487	–
Commercial Papers	5,250	7,260
Certificates of deposit	8,592	5,984
Non-convertible debentures	3,818	2,376
Government Securities	5,159	200
Tax free bonds and Government bonds	1,356	105
Other investments	4	12
Escrow and other deposits pertaining to Buyback	(1,815)	–
Redemption of escrow and other deposits pertaining to Buyback	1,815	–
Net cash (used in) / from investing activities	4,086	(1,943)
Cash flow from financing activities:
Payment of lease liabilities	(912)	(859)
Shares issued on exercise of employee stock options	2	3
Other (payments)/receipts	(125)	(186)
Payment of dividends	(18,694)	(20,337)
Buyback of equity shares including transaction costs	(18,058)	–
Net cash used in financing activities	(37,787)	(21,379)
Net increase / (decrease) in cash and cash equivalents	(5,537)	6,087
Effect of exchange rate changes on cash and cash equivalents	(1)	(13)
Cash and cash equivalents at the beginning of the period	14,265	8,191
Cash and cash equivalents at the end of the period	8,727	14,265
Supplementary information:
Restricted cash balance	52	45

The disclosure is an extract of the audited Statement of Cash flows for the year ended March 31, 2026 and March 31, 2025 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2026.

By order of the Board for Infosys Limited

Bengaluru, India April 23, 2026	Salil Parekh Chief Executive Officer and Managing Director

Certain statements in this release, including those concerning our future growth prospects and our future financial or operating performance, are forward looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as artificial intelligence, the complex and evolving regulatory landscape including immigration regulation changes and developments in the US H-1B visa program, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, our corporate actions including acquisitions, cybersecurity matters, the outcome of pending litigation and the US government investigation, and the effect of current and any future tariffs. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com Email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2026 prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore, except per equity share data)

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2026	2026	2025
Revenue from operations	46,402	178,650	40,925
Profit before exceptional item and tax (1)	10,797	41,284	9,663
Exceptional item
Impact of Labour Codes (Refer to note 1(e))	–	1,289	–
Profit before tax (1)	10,797	39,995	9,663
Profit for the period (1)	8,509	29,474	7,038
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	9,564	32,811	7,313

Profit attributable to:
Owners of the company	8,501	29,440	7,033
Non-controlling interests	8	34	5
	8,509	29,474	7,038

Total comprehensive income attributable to:
Owners of the company	9,546	32,750	7,304
Non-controlling interests	18	61	9
	9,564	32,811	7,313

Paid-up share capital (par value 5/- each fully paid)	2,024	2,024	2,073
Other equity #	90,828	90,828	93,745
Earnings per share (par value 5/- each)*
Basic (in per share)	21.01	71.58	16.98
Diluted (in per share)	20.98	71.46	16.94

*	EPS is not annualized for the quarter ended March 31, 2026 and quarter ended March 31, 2025

#	Excludes non-controlling interest

(1)	A decline in the revenue estimates led to the carrying value of the customer related intangibles assets recognized on business combination exceeding the estimated recoverable amount. The Company has recognized 241 crore as the excess of carrying value over the estimated recoverable value for the quarter and year ended March 31, 2026 and 188 crore for the quarter ended March 31, 2025.

1. Notes

a) The audited interim condensed consolidated financial statements for the quarter and year ended March 31, 2026 have been taken on record by the Board of Directors at its meeting held on April 23, 2026. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Proposed change of Auditors on account of mandatory rotation requirement in India

Under Section 139 of the Companies Act, 2013 and the Rules made thereunder, it is mandatory for Infosys Limited (‘the Company’) to rotate the current statutory auditors on completion of the maximum term permitted under the said Section. On April 23, 2026, the Audit Committee of Infosys Limited has proposed its intent to recommend the appointment of BSR & Co. LLP, Chartered Accountants (Firm Registration No. 101248W/W-100022) (BSR & Co) as the statutory auditors of the Company. The Board of Directors at its meeting held on April 23, 2026 have approved the announcement of the Company’s intention to recommend the appointment of BSR & Co as the statutory auditors of the Company. The proposed appointment will be recommended by the Board to the shareholders in the 46th Annual General Meeting (AGM) of the Company to be held in the year 2027, for the first term of 5 (five) consecutive years till the conclusion of the 51st AGM to be held in the year 2032. The first year of audit by BSR & Co will be of the financial statements for the year ending March 31, 2028 which will include audit of the quarterly financial statements for the year.

The proposed intent to appoint BSR & Co is subject to the fulfilment of all applicable regulatory requirements including auditor independence in accordance with the relevant laws and regulations.

c) Proposed change in the Company’s certifying accountant for filing with the U.S. Securities and Exchange Commission (‘U.S. SEC’)

The Company is registered with the U.S. SEC and is required to appoint a certifying accountant to perform an audit of its financial statements. The Audit Committee and the Board of Directors of the Company approved the announcement of the Company’s intention to appoint KPMG Assurance and Consulting Services LLP, (KPMG) as the independent registered public accounting firm of the Company. This proposed appointment is expected to be effective for the year ending March 31, 2028. As the independent registered public accounting firm, KPMG will audit the annual financial statements of the Company to be included in the Company’s Annual Report on Form 20-F to be filed with the U.S SEC for the year ending March 31, 2028.

The proposed intent to appoint KPMG is subject to the fulfilment of all applicable regulatory requirements including auditor independence in accordance with the relevant laws and regulations.

d) Appointment of Independent Director

Based on the recommendation of the Nomination and Remuneration Committee, the Board had considered and approved the appointment of Diane Enberg Jurgens (DIN: 11585200) on April 17,2026, as an Additional & Independent Director effective April 22, 2026 for a period of 3 (years), subject to the approval of shareholders.

e) Impact of Labour Codes

On November 21, 2025, the Government of India notified provisions of the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020 and the Occupational Safety, Health and Working Conditions Code, 2020, (‘Labour Codes’) which consolidate twenty-nine existing labour laws into a unified framework governing employee benefits during employment and post-employment. The Labour Codes amongst other things, introduced changes including a uniform definition of wages and enhanced benefits relating to leave.The Group had assessed the financial implications of these changes which had resulted in increase in gratuity liability arising out of past service cost and increase in leave liability. Considering the impact arising out of an enactment of the new legislation is an event of non-recurring nature, the Group has presented this incremental amount as “Impact of Labour Codes” under “Exceptional Item” in the Standalone and Consolidated Statement of Profit and Loss for the quarter ended December 31, 2025 and for the year ended March 31, 2026. The Group continues to monitor the developments pertaining to Labour Codes and will evaluate impact if any on the measurement of liability pertaining to employee benefits.

f) Update on orders received from the Indian Income tax department

During the year ended March 31, 2026, the Company received orders under section 250 and Section 254 of the Income Tax Act, 1961 from the Income Tax Authorities in India for the assessment years, 2013-14 and assessment years 2017-18 to 2021-22. These orders confirmed the Company's position with respect to tax treatment of certain matters. As a result interest income (pre-tax) of 381 crore (included in other income as mentioned in point (g) below) was recognized and provision for income tax aggregating 869 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 86 crore has been reduced from contingent liabilities.

g) Other income includes interest on income tax refund of 408 crore and 328 crore for the quarter ended March 31, 2026 and March 31, 2025 respectively and 421 crore for the year ended March 31, 2026.

h) Update on acquisitions

i)	On March 25, 2026, Infosys Nova Holdings LLC, a wholly-owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the equity share capital of Optimum Achieve Holdings Inc., a leading healthcare digital transformation and consulting firm headquartered in USA, along with its other subsidiaries including Optimum Healthcare IT, LLC, for a consideration including earn-outs amounting up to $465 million (approximately 4,410 crore), excluding management incentives and retention bonus, subject to customary closing adjustments.

ii)	On March 25, 2026, Infosys Nova Holdings LLC a wholly-owned subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the partnership interests of Stratus Global LLC, a leading insurance technology partner serving P&C insurers and managing general agents (MGAs), headquartered in USA, for a consideration including earn-outs amounting up to $95 million (approximately 901 crore), excluding management incentives, and retention bonus, subject to customary closing adjustments. Subsequently as on the date of these results, Infosys Nova Holdings LLC has completed its acquisition of Stratus Global LLC.

i) Update on stock grants

i) Grants to CEO & MD

The Board, on April 23, 2026, based on the recommendations of the Nomination and Remuneration Committee, approved the following annual grants to Salil Parekh, CEO and MD as per his employment agreement approved by shareholders:

a)	The grant of annual performance-based stock incentives (Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 34.75 crore as on the date of the grant under the 2015 Stock Incentive Compensation Plan (2015 plan) which shall vest 12 months from the date of grant subject to achievement of performance targets as determined by the Board.

b)	The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSU's covering Company’s equity shares having a market value of 2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain environment, social and governance milestones as determined by the Board.

c)	The grant of annual performance-based stock incentives (Annual performance Equity TSR grant) in the form of RSU's covering Company’s equity shares having a market value of 5 crore as on the date of the grant under the 2015 Plan, which shall vest on or after March 31, 2027 subject to the Company’s performance on cumulative relative TSR for the two year cumulative period and as determined by the Board.

d)	The grant of annual performance-based stock incentives (2019 Annual Performance Equity Grant) in the form of Restricted Stock Units (RSU's) covering Company’s equity shares having a market value of 10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan.

The above RSUs will be granted w.e.f May 2, 2026 and the number of RSU's will be calculated based on the market price at the close of trading day on a date immediately preceding the grant date.

ii) Grants to other employees

The Board, on April 23, 2026, based on the recommendations of the Nomination and Remuneration Committee, approved:

-	Grant of 27,193 Restricted Stock Units (RSUs) under the 2015 Plan to eligible employees.
-	Grant of Performance Based Stock incentives (PSUs) to eligible employee under the 2019 Plan covering the Company’s equity shares having a market value of 1.90 crore as on the date of the grant. The number of PSUs will be calculated based on the market price at the close of trading day on a date immediately preceding the grant date.

The grants made under the 2015 Plan would vest equally over a period of two to three years and the grants made under the 2019 Plan would vest over a period of two years subject to the Company’s achievement of performance parameters as defined in the 2019 Plan. The RSUs and PSUs will be granted w.e.f May 2, 2026 and the exercise price will be equal to the par value of the share.

2. Information on dividends for the quarter and year ended March 31, 2026

For financial year 2026, the Board recommended a final dividend of 25/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 23, 2026. The record date for the purpose of the payment of final dividend is June 10, 2026. The dividend will be paid on June 25, 2026. For the financial year ended 2025, the Company declared a final dividend of 22/- (par value of 5/- each) per equity share.

The Board of Directors (in the meeting held on October 16, 2025) declared an interim dividend of 23/-per equity share. The record date for the payment was October 27, 2025 and the same was paid on November 7, 2025. The interim dividend declared in the previous year was 21/- per equity share.

(in )

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2026	2026	2025
Dividend per share (par value 5/- each)
Interim dividend	–	23.00	–
Final dividend	25.00	25.00	22.00

3. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended March 31,	Year ended March 31,	Quarter ended March 31,
	2026	2026	2025
Revenue from operations	38,641	148,819	34,136
Profit before exceptional item and tax	9,956	39,903	9,061
Exceptional item - Impact of Labour Codes (Refer to note 1(e))	–	1,146	–
Profit before tax	9,956	38,757	9,061
Profit for the period	7,975	29,211	6,628

 The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

By order of the Board for Infosys Limited

Bengaluru, India April 23, 2026	Salil Parekh Chief Executive Officer and Managing Director

Certain statements in this release, including those concerning our future growth prospects and our future financial or operating performance, are forward looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as artificial intelligence, the complex and evolving regulatory landscape including immigration regulation changes and developments in the US H-1B visa program, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, our corporate actions including acquisitions, cybersecurity matters, the outcome of pending litigation and the US government investigation, and the effect of current and any future tariffs. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.